CONSENT OF JAMES WANG

November 6, 2026

VIA EDGAR

United States Securities and Exchange Commission

Re:	Current Report on Form 6-K of Lithium Argentina AG (the "Company")

I, James Wang, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  Technical Report titled "2026 Cauchari-Olaroz S-K 1300 Technical Report, Jujuy, Argentina," with an effective date as of September 15, 2026;

and to the use of any extracts from, or summary of, the Technical Report in, or incorporated into, the Current Report on Form 6-K of the Company being filed with the United States Securities and Exchange Commission, and any amendment thereto (the "Form 6-K"), and the use of any information derived, summarized, quoted or referenced from the Technical Report, or portions thereof, that was prepared by me, that I supervised the preparation of, and/or that was reviewed and approved by me, that is included or incorporated by reference in the Form 6-K.

I certify that I have read the Form 6-K and the documents incorporated by reference therein and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

/s/ James Wang
James Wang, P.E.